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SEC[...] COMMISSION
[...]ington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17918

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Ohio Securities Corp

RECD S.E.C.
MAR - 4 2002
513

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 Lake Avenue
(No. and Street)

Elyria	Ohio	44035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Desich (440) 323-5491
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

900 East Broad Street, Suite A	Elyria	Ohio	44035
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SD 3-15-02

OATH OR AFFIRMATION

I, Richard Desich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Ohio Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public
GAIL PRIBANIC, Notary Public
State of Ohio
My Commission Expires 5-26-2005

NOTARIAL SEAL STATE OF OHIO

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

We have audited the accompanying statement of financial condition of Mid-Ohio Securities Corp. (a corporation) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Ohio Securities Corp. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 17 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Radachi and Company

February 8, 2002

MID-OHIO SECURITIES CORP.

FORM X-17A-5
PART III

DECEMBER 31, 2001

RADACHI AND COMPANY

Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

MID-OHIO SECURITIES CORP.

TABLE OF CONTENTS

December 31, 2001

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 85,494		$ 85,494
Cash segregated under federal and other regulations (Note 11)	91,419,967		91,419,967
Receivables from brokers and dealers	18,059		18,059
Receivables from customers		$ 189,446	189,446
Receivables - other	29,000	146,431	175,431
Receivables from clearing organization (Note 2)	25,847		25,847
Securities owned, at market value: (Note 1)			
Stocks, bonds, and warrants	1,870,311		1,870,311
Securities owned not readily marketable, at fair value (Note 1)		23,200	23,200
Property and equipment, at cost (net of accumulated depreciation and amortization of $501,936) (Note 1)	415,589	262,960	678,549
Other assets:			
Investment in subsidiary (Note 9)		5,000	5,000
Miscellaneous		60,731	60,731
Total assets	$ 93,864,267	$ 687,768	$ 94,552,035

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

	A. I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES:			
Accounts payable	$ 23,435		$ 23,435
Accounts payable segregated under federal and other regulations (Note 11)		$ 91,419,967	91,419,967
Payable to brokers or dealers and clearing organizations		734,952	734,952
Accrued expenses	261,012		261,012
Notes payable: (Note 3)			
Unsecured	3,953		3,953
Secured	415,589	11,927	427,516
Total liabilities	703,989	92,166,846	92,870,835
STOCKHOLDERS' EQUITY:			
Common stock, stated value $5 per share; Authorized 500 shares, Issued and outstanding 128 shares			640
Additional paid-in capital			55,673
Retained earnings			1,624,887
Total stockholders' equity	-0-	-0-	1,681,200
	$ 703,989	$ 92,166,846	$ 94,552,035

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2001

REVENUE:				
Commissions:				
Commissions on transactions in listed equity securities executed on an exchange	$	83,601		
Commissions on transactions in exchange listed equity securities executed over-the-counter		52,565		
Commissions on listed option transactions		3,019		
Total securities commisions			$	139,185
Gains or losses on firm securities trading accounts:				
From all other trading				13,172
Gains or losses on firm securities investment accounts:				
Includes realized gains/(losses)		98,301		
Includes unrealized gains/(losses)		(149,508)		(51,207)
Fees for account supervision, investment advisory, and administrative services		3,829,101		
Other revenue related to securities business		282,305		
Other revenue		204,283		4,315,689
Total revenue			$	4,416,839

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2001

REVENUE (from previous page):			$	4,416,839
EXPENSES:				
Clerical and administrative salaries	$	858,586		
Compensation of voting stockholder/officers		127,683		
Employee and representatives' benefits and taxes		135,525		
Commissions and clearance paid to all other brokers		268,443		
Administrative services		444,783		
Communications		30,809		
Depreciation		113,072		
Interest		35,804		
Occupancy		80,976		
Promotional		84,616		
Regulatory fees		14,424		
Retirement plan		36,464		
Other		1,408,044		3,639,229
NET INCOME BEFORE INCOME TAXES				777,610
PROVISION FOR INCOME TAXES (Note 10):				270,933
NET INCOME			$	506,677

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2001

BALANCE - Beginning of year	$	1,174,523
ADDITION - Net income		506,677
BALANCE - End of year	$	1,681,200

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	506,677
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		113,072
Loss on disposal of fixed assets		996
(Increase) decrease in:		
Receivables from brokers and dealers		8,529
Receivables from customers		77,478
Receivables - other		(167,502)
Securities and spot commodities		(1,077,275)
Other assets		(31,282)
Increase (decrease) in:		
Secured notes payable		(50,124)
Accounts payable		16,616
Accrued expenses		188,653
Payables to brokers or dealers		734,952
Net cash provided by operating activities		320,790
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(229,475)
Net cash used in investing activities		(229,475)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of long-term debt		(16,128)
Repayment of capital lease obligations		(20,308)
Net cash used in financing activities		(36,436)

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

INCREASE IN CASH		54,879
CASH - Beginning of year		30,615
CASH - End of year	$	85,494

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$	36,060
Cash paid during the year for income taxes	$	162,962

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis.

B. Securities:

Securities owned are valued at market value and securities owned not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

C. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

D. Property and Equipment:

Property and equipment are stated at cost and are depreciated using the straight-line and modified accelerated cost recovery methods over the estimated useful lives of the various assets. Capital improvements are stated at cost and are amortized over the economic useful life of the improvement.

Maintenance, repairs, and minor renewals are charged against earnings when incurred. Additions and major renewals are capitalized.

Property and equipment are summarized as follows:

Land and building	$ 481,432
Furniture and fixtures	91,218
Computer equipment	507,554
Capital improvements	17,009
Equipment held under capital lease	83,272
	1,180,485
Less: Accumulated depreciation and amortization	501,936
	$ 678,549

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 1. Summary of Significant Accounting Policies (Continued):

E. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

F. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

G. Concentration of Credit Risk for Cash held at Banks and Brokerage Firm:

The Company maintains cash balance at several banks and with one brokerage firm. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The brokerage account contains cash which is protected up to $100,000 by the Securities Investor Protection Corporation.

Note 2. Receivable from Clearing Organization:

An inventory loan receivable in the amount of $25,847 is due from Dain Correspondent Services, a division of Dain Rauscher Incorporated, a broker clearing house.	$ 25,847

Note 3. Notes Payable:

Notes payable, unsecured at December 31, 2001, consists of:

Notes payable in the amount of $3,953 are due to Mid-Ohio Securities Corp. 401(k)/profit sharing plan for individuals who selected to invest in 7% notes with the Company through their flexible investment portfolio. These notes can be redeemed at any time by the investor.	$ 3,953

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 3. Notes Payable (Continued):

Notes payable and capital lease obligations, secured at December 31, 2001, consists of:

The Company entered into a capitalized lease agreement with American Financial Resources, Inc. in the amount of $4,332 with interest at 1.27%, due in monthly installments of $219 including interest, until September, 2003, secured by equipment.	$ 4,332
The Company has entered into a capitalized lease agreement in the amount of $4,997 with IBM Credit Corporation with interest at 8.67% due in monthly installments of $1,272 including interest, until May 2002, which is secured by computer equipment.	4,997
The Company has entered into a capitalized lease agreement in the amount of $2,598 with Meritech Blue, Inc. with interest at 31.43% due in monthly installments of $116 including interest, until November, 2004, which is secured by office equipment. The interest rate reflects a discounted purchase price.	2,598
A note payable in the amount of $362,722 is due to FirstMerit Bank. The note is being paid in equal monthly installments of $3,211, including interest at a rate of 2% over the index. This note matures in July, 2018, and is secured by the building of the Company.	362,722
A note payable in the amount of $52,867 is due to FirstMerit Bank. The note is being paid in monthly installments of $873, plus interest at a rate of 8.5%. This note matures in July, 2008, and is secured by the building of the Company.	52,867
	$427,516

Minimum future lease payments under capital leases as of December 31, 2001 for each of the next five years and in the aggregate are:

	Amount
Year Ended:	
December 31, 2002	$ 8,893
December 31, 2003	3,367
December 31, 2004	1,163
Total minimum payments	13,423
Less: Amount representing interest	1,496
Present value of net minimum lease payments	$ 11,927

Note 3. Notes Payable (Continued):

Maturities of long-term debt are as follows:

Year Ending December 31,	Amount
2002	$ 18,019
2003	19,486
2004	21,073
2005	22,790
2006	24,648
Thereafter	309,573
	$ 415,589

Note 4. Defined Contribution Plan:

The Company sponsors a defined contribution pension 401(k) plan covering all employees meeting certain plan requirements.

Pension expense for year ended December 31, 2001 was $36,464.

Note 5. Leasing Arrangements:

The Company leases office equipment under three separate operating lease agreements. Each lease agreement is a five-year operating agreement which expires in January, 2003, May, 2005, and July, 2007. Each agreement requires monthly payments of $194, $409, and $218, respectively. Under terms of all three leases, the Company is responsible for certain maintenance and repairs, insurance, operating costs, and property taxes. Office equipment lease expense for the year ended December 31, 2001, was $12,299.

Future minimum lease payments consist of:

Year Ended December 31,	Amount
2002	$ 9,852
2003	7,718
2004	7,524
2005	4,661
2006 to 2007	4,142
	$ 33,897

Note 6. Net Capital Requirement:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of approximately $745,817 and $250,000, respectively. The Company's net capital ratio was 2.98 to 1.

Note 7. Custodian Accounts:

A custodial relationship exists between Mid-Ohio Securities Corp. and customers for which it maintains Individual Retirement Accounts. The Company collects an annual fee from each customer for such services.

Note 8. Report Disclosure:

Part III of the Mid-Ohio Securities Corp. Focus Report (Form X-17A-5) dated December 31, 2001, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Elyria, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 9. Investment:

The Company has an investment in a wholly-owned subsidiary, Mid-Ohio Capital Investment Services, Inc. which is carried at cost. These financial statements reflect only the activity of Mid-Ohio Securities Corp. and do not reflect any intercompany eliminations.

Note 10. Provision for Income Taxes:

Current provision for income taxes in the amount of $270,933 reflects timing differences between financial statement and income tax reporting mainly due to the recognition of unrealized gains or losses on marketable securities for financial statement purposes.

Note 11. Cash and Accounts Payable Segregated Under Federal and other Regulations:

These accounts represent customer investments segregated under federal and other regulatory agencies' rules.

SUPPLEMENTARY INFORMATION

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

NET CAPITAL		
Total Stockholders' Equity	$ 1,681,200	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-	
B. Deferred federal income taxes	-0-	
Total capital and allowable subordinated liabilities		$ 1,681,200
Deductions and/or Charges:		
A. Non-allowable assets:		
Receivables from customers	189,446	
Securities owned readily marketable	23,200	
Property and equipment	262,960	
Other assets	212,162	687,768
B. Non-allowable liabilities:		
Net Capital before Haircuts on Securities Positions		993,432
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities:		
State and municipal government obligations	703	
Stocks and warrants	165,333	
Other securities	47,551	
B. Undue concentration	34,028	247,615
Net Capital		$ 745,817

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company Part II unaudited FOCUS report		$ 739,088
Increase in assets	$ 73,266	
Increase in liabilities	(173,605)	
Decrease in non-allowable assets	106,968	
Decrease in haircut computation	100	6,729
Net capital per above		$ 745,817

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 46,956
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 495,817
Excess net capital at 1500%	$ 698,861
Excess net capital at 1000%	$ 675,418
Ratio: Aggregate indebtedness to net capital	.94 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 23,435
Accrued expenses	261,013
Deferred federal income tax	-0-
Notes payable	419,542
Total aggregate indebtedness	$ 703,990
Percentage of aggregate indebtedness to net capital	94%
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	-0-%

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -0-
Total credit items	-0-
DEBIT BALANCES	
Total debit items	-0-
RESERVE COMPUTATION	
Excess of total debits over total credits	$ -0-
Amount held on deposit in "Reserve Bank Account"	$ 312
RECONCILIATION with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)	
Excess as reported in Company's Part II FOCUS Report	$ -0-
Excess per this computation	$ -0-

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.	$ -0-
A. Number of items	-0-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, exluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -0-
A. Number of items	-0-

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customer's fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

See Independent Auditors' Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

In planning and performing our audit of the financial statements of Mid-Ohio Securities Corp. (a corporation) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mid-Ohio Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making (1) the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs in internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 8, 2002